# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jet.AI Inc., CIK 0001861622
CUSIP: 47714H308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10845 Griffith Peak Dr., Suite 200, Las Vegas, Nevada (NV), 89135
Date of event which requires filing of this statement: 02/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001769419

## Reporting persons
- Ionic Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 239,901; sole dispositive power 0; shared dispositive power 239,901; aggregate amount beneficially owned 239,901 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 2,161,516 shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock''), outstanding as of February 11, 2025, as disclosed in the registration statement on Form S-4 (File No. 333-284960), filed by flyExclusive, Inc., an entity with which the issuer has entered into a merger agreement, with the U.S. Securities and Exchange Commission on February 14, 2025 (the ''Registration Statement''). Ownership consists of an aggregate of up to 239,901 shares of Common Stock issuable in any combination upon (x) conversion of 450 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the issuer (the ''Preferred Stock'') held directly by the reporting person, further conversions of which are subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'') contained in the issuer's Certificate of Designations of the Preferred Stock (the ''Certificate of Designations'') and (y) conversion of 850 shares of Preferred Stock issuable upon full exercise of purchase warrants (the ''Warrants'') held directly by the reporting person.
- Ionic Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 239,901; sole dispositive power 0; shared dispositive power 239,901; aggregate amount beneficially owned 239,901 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 2,161,516 shares of Common Stock outstanding as of February 11, 2025, as disclosed in the Registration Statement. Ownership consists of an aggregate of up to 239,901 shares of Common Stock issuable in any combination upon (x) conversion of 450 shares of Preferred Stock held indirectly by the reporting person, further conversions of which are subject to a 9.99% Blocker contained in the Certificate of Designations and (y) conversion of 850 shares of Preferred Stock issuable upon full exercise of the Warrants held indirectly by the reporting person.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 239,901; sole dispositive power 0; shared dispositive power 239,901; aggregate amount beneficially owned 239,901 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 2,161,516 shares of Common Stock outstanding as of February 11, 2025, as disclosed in the Registration Statement. Ownership consists of an aggregate of up to 239,901 shares of Common Stock issuable in any combination upon (x) conversion of 450 shares of Preferred Stock held indirectly by the reporting person, further conversions of which are subject to a 9.99% Blocker contained in the Certificate of Designations and (y) conversion of 850 shares of Preferred Stock issuable upon full exercise of the Warrants held indirectly by the reporting person.
- Keith Coulston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 239,901; sole dispositive power 0; shared dispositive power 239,901; aggregate amount beneficially owned 239,901 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 2,161,516 shares of Common Stock outstanding as of February 11, 2025, as disclosed in the Registration Statement. Ownership consists of an aggregate of up to 239,901 shares of Common Stock issuable in any combination upon (x) conversion of 450 shares of Preferred Stock held indirectly by the reporting person, further conversions of which are subject to a 9.99% Blocker contained in the Certificate of Designations and (y) conversion of 850 shares of Preferred Stock issuable upon full exercise of the Warrants held indirectly by the reporting person.

## Item 1. Issuer
Name of issuer: Jet.AI Inc.
Address of issuer's principal executive offices: 10845 Griffith Peak Dr., Suite 200, Las Vegas, Nevada 89135

## Item 2. Person Filing
Name of person filing:
(i) Ionic Ventures LLC, a California limited liability company ("Ionic");

(ii) Ionic Management, LLC, a Delaware limited liability company ("Ionic Management");

(iii) Brendan O'Neil ("Mr. O'Neil"); and

(iv) Keith Coulston ("Mr. Coulston").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.
Citizenship: Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O'Neil and Mr. Coulston is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 2,161,516 shares of Common Stock outstanding as of February 11, 2025, as disclosed in the Registration Statement.

Ionic holds (i) 450 shares of Preferred Stock, conversions of which are subject to a 9.99% Blocker contained in the Certificate of Designations, and (ii) Warrants exercisable at any time for up to 850 shares of Preferred Stock. Such shares of Preferred Stock are convertible into shares of Common Stock pursuant to the terms of the Certificate of Designations. The number of shares of Common Stock beneficially owned by Ionic reported in this Schedule 13G reflects Ionic's notice to the issuer to increase the Blocker contained in the Certificate of Designations from 4.99% to 9.99% effective on April 16, 2025 and the triggering of such 9.99% Blocker based on the number of outstanding shares of Common Stock as of the date of this Schedule 13G, assuming a conversion price as of the date of this Schedule 13G, which 9.99% Blocker provides that Ionic is prohibited from converting all such shares of Preferred Stock held into shares of Common Stock if, as a result of such conversion, Ionic, together with its affiliates and any persons acting as a group together with Ionic or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion.

Consequently, Ionic is the beneficial owner of 239,901 shares of Common Stock (the "Shares"). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O'Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O'Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O'Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.
Percent of class: 9.9
Sole power to vote or to direct the vote:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Ionic: 239,901.00

(B) Ionic Management: 239,901.00

(C) Mr. Coulston: 239,901.00

(D) Mr. O'Neil: 239,901.00
Sole power to dispose or to direct the disposition:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Ionic: 239,901.00

(B) Ionic Management: 239,901.00

(C) Mr. Coulston: 239,901.00

(D) Mr. O'Neil: 239,901.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ionic Ventures, LLC: /s/ Ionic Ventures, LLC, Keith Coulston, Manager of Ionic Management, LLC, Manager of Ionic Ventures, LLC (02/21/2025)
- Ionic Management, LLC: /s/ Ionic Management, LLC, Keith Coulston, Manager (02/21/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (02/21/2025)
- Keith Coulston: /s/ Keith Coulston, Keith Coulston (02/21/2025)
Comment: See Exhibit 1 filed herewith.